June 23, 2014	TSX-HNC

Hard Creek Nickel Corporation
Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Special Meeting of Hard Creek Nickel Corporation (the “Issuer”) held on June 23, 2014:

The report on the voting results is as follows:

1.      Number of Directors

By vote of proxy (For: 19,732,761 Shares, Against: 716,855 Shares), the number of directors was set at six.

2.      Election of Directors

By vote of proxy and in person, the following persons were elected as directors of the Issuer until their term of office expires:

	For	Withheld
Lyle Davis	11,538,787	89,280
Mark Jarvis	11,559,787	68,280
George Sookochoff	11,545,787	82,280
Tom Milner	11,545,787	82,280
Gary Johnson	11,545,787	82,280
Cliff Carson	11,545,787	82,280

3.      To elect Directors to hold office until the next AGM:

By vote of proxy (For: 11,547,987,318, Against: 80,080)

4.      Appointment and Remuneration of Auditor

By vote of proxy (For: 20,027,318 Shares, Withheld: 579,898 Shares), Dale Matheson Carr-Hilton Labonte LLP was appointed as auditor of the Issuer for the ensuing year and the directors are authorized to set the remuneration.

5.      Financial Statements

By vote of proxy (For 20,271,134 Shares, Against 178,484 Shares), the financial statements of the Company, together with the auditors’ report thereon, for the fiscal year ended December 31, 2013 were received and approved.

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6.      Approval of Stock Option Plan

By vote of proxy (For 9,970,650 Shares, Against 1,657,417 Shares); the approval of the resolutions set out in the Information Circular approving the Stock Option Plan.

7.      Other Business

By vote of proxy (For 20,371,112 Shares, Against 236,105 Shares) the shareholders elected to transact any further or other business as may properly come before the Meeting.

Hard Creek Nickel Corporation

Per: “Leslie Young”

Corporate Secretary

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com